SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Condensed Consolidated Interim
Financial Information
September 30, 2009

REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS

To the Board of Directors and Stockholders
TAM S.A.

1
We have carried out limited reviews of the accompanying condensed consolidated statement of financial position of TAM S.A. and its subsidiaries as of September 30, 2009, and of the related consolidated income statements, statement of comprehensive income(loss), of changes in equity and of cash flows for the three and nine months ended September 30, 2009 and 2008. This condensed consolidated interim financial information is the responsibility of the Company’s management. Our responsibility is to issue a report on this condensed consolidated interim financial information.

2
Our reviews were conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and mainly comprised the application of analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the condensed consolidated interim financial information. Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on this condensed consolidated financial information.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial information reviewed by us in order for it to be in conformity with International Accounting Standard 34, “Interim financial reporting”.

4
Accounting practices adopted in Brazil vary in certain significant respects from International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Boards – IASB, including the requirements of IAS 34. Information relating to the nature and effect of such differences is presented in Note 17 to the condensed consolidated interim financial information.

São Paulo, November 11, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0 “S” SP

TAM S.A.

Condensed Consolidated Statement of Financial Position
In thousands of reais

	September 30,	December 31,		September 30,	December 31,
Assets	2009	2008	Liabilities	2009	2008

	(unaudited)			(unaudited)
Non-current assets			Non-current liabilities
Property, plant and equipment (Note 4)	7,716,681	9,326,171	Financial liabilities (Note 7)	5,705,623	7,178,873
Pre-delivery payments	484,447	426,224	Derivative financial instruments (Note 6)	57,514	107,057
Intangible assets	201,706	152,092	Deferred income	393,665	369,210
Deferred income tax and social contribution (Note 12)	275,023	259,984	Provisions (Note 8)	1,060,544	947,800
Other non-financial assets	816,561	706,878	Other non-current liabilities	237,431	282,993

	9,494,418	10,871,349		7,454,777	8,885,933

			Current liabilities
Current assets			Trade and other payables	833,018	967,553
Trade and other receivables (Note 5)	1,374,164	1,404,464	Deferred income	1,253,153	1,105,719
Inventories	215,049	169,422	Current income tax liabilities	250	83,429
Non-current assets held for sale	32,355	62,134	Financial liabilities (Note 7)	1,090,457	910,153
Income taxes recoverable	124,351	120,712	Derivative financial instruments (Note 6)	279,231	1,021,928
Cash and cash equivalents	446,964	671,785	Other current liabilities	135,136	149,091

Other financial assets	785,737	1,242,271

				3,591,245	4,237,873

	2,978,620	3,670,788	Total liabilities	11,046,022	13,123,806

			Equity
			Capital and reserves attributable to equity holders of TAM S.A
			Share capital	675,497	675,497
			Revaluation reserve	436,606	1,244,465
			Other reserves	83,645	92,092
			Retained earnings (accumulated deficit)	227,980	(597,957)

				1,423,728	1,414,097

			Minority interest	3,288	4,234

			Total equity	1,427,016	1,418,331

Total assets	12,473,038	14,542,137	Total liabilities and equity	12,473,038	14,542,137

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Income Statement (unaudited)
Three and Nine Month Periods Ended September 30, 2009 and 2008
In thousands of reais

		Quarter ended	Nine months period ended

	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Revenue (Note 9)	2,381,189	2,875,408	7,268,550	7,612,802

Operating expenses (Note 10)	(2,320,556)	(2,704,407)	(7,225,058)	(7,268,011)

Operating profit before movements in fair value of fuel derivatives and
revaluation of aircraft	60,633	171,001	43,492	344,791

Movements in fair value of fuel derivatives	2,938	(287,107)	251,727	(205,849)
Gains / (Losses) on revaluation of aircraft recognized in the income
statement	(183,279)	297,912	(484,514)	177,199

Operating profit (loss)	(119,708)	181,806	(189,295)	316,141

Finance income (Note 11)	670,540	174,094	2,162,465	938,872
Finance costs (Note 11)	(271,273)	(1,044,978)	(819,421)	(1,502,593)

Profit (loss) before income tax and social contribution	279,559	(689,078)	1,153,749	(247,580)

Income tax and social contribution (Note 12)	(66,184)	223,703	(382,470)	52,079

Profit (loss) for the period	213,375	(465,375)	771,279	(195,501)

Attributable to
Minority interest	201	74	1,451	(175)
Equity holders of TAM S.A	213,174	(465,449)	769,828	(195,326)

Earnings per share (common and preferred) – In R$
Basic (Note 13)	1.42	(3.10)	5.13	(1.30)
Diluted (Note 13)	1.42	(3.10)	5.12	(1.30)

Condensed Consolidated Statement of Comprehensive Income (Loss) (unaudited)
Three and Nine Month Periods Ended September 30, 2009 and 2008
In thousands of reais

	Quarter ended		Nine months period ended

	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Revaluation of property, plant and equipment, net of tax	(156,449)	388,328	(753,201)	252,306
Currency translation gains / (losses)	(2,922)	2,186	(18,003)	(845)

Expense recognized directly in equity	(159,371)	390,514	(771,204)	251,461

Profit (loss) for the period	213,375	(465,375)	771,279	(195,501)

Total comprehensive income (loss) for the period	54,004	(74,861)	75	55,960

Attributable to
Minority interest	201	74	1,451	(175)
Equity holders of TAM S.A	53,803	(74,935)	(1,376)	56,135

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Statements of Changes in Equity (unaudited)
In thousands of reais

		Revaluation		Retained earnings
	Share Capital	Reserve	Other reserves	accumulated (deficit)	Total	Minority interest	Total Equity

At January 1, 2008	675,497	329,548	885,383		1,890,428	2,629	1,893,057

Total comprehensive income for the period		252,306	(845)	(195,501)	55,960	(175)	55,785
Revaluation reserve depreciation - aircraft		(16,432)		16,432
Transactions with owners:
Stock options plan			9,088		9,088		9,088
Movement in treasury shares			(8,462)		(8,462)		(8,462)
Dividends				(40,536)	(40,536)		(40,536)
Others						275	275

Sub-total transactions with owners			626	(40,536)	(39,910)	275	(39,635)

At September 30, 2008	675,497	565,422	885,164	(219,605)	1,906,478	2,729	1,909,207

At January 1, 2009	675,497	1,244,465	92,092	(597,957)	1,414,097	4,234	1,418,331

Total comprehensive income for the period		(753,201)	(18,003)	771,279	75	1,451	1,526
Revaluation reserve depreciation – aircraft		(54,658)		54,658
Transactions with owners:
Stock options plan			9,556		9,556		9,556
Others						(2,397)	(2,397)

Sub-total transactions with owners			9,556		9,556	(2,397)	7,159

At September 30, 2009	675,497	436,606	83,645	227,980	1,423,728	3,288	1,427,016

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Cash Flow Statements (unaudited)
Three and Nine Months Ended September 30, 2009 and 2008
In thousands of reais

	Quarter ended		Nine months period ended

	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	(369,112)	380,704	301,859	1,015,448
Tax paid	(803)	(37,259)	(86,967)	(58,443)
Interest paid	(87,636)	(65,971)	(262,167)	(207,354)

Net cash generated from (used in) operating activities	(457,551)	277,474	(47,275)	749,651

Cash flows from investing activities
Investment (redemption) of collateral	2,471		(115,672)
Proceeds from sale property, plant and equipment	1,463	978	32,050	6,184
Purchases of property, plant and equipment	(53,651)	(30,229)	(136,532)	(187,123)
Purchases of intangible assets	(28,225)	(12,904)	(69,920)	(29,974)
Deposits in guarantee
Reimbursement	2,488	69,364	37,767	122,165
Deposits made	(21,029)	(53,833)	(27,391)	(74,756)
Pre-delivery payments
Reimbursement	24,562	156,629	67,500	190,107
Payments	(36,541)	(26,629)	(76,279)	(178,337)

Net cash from (used in) investing activities	(108,462)	103,376	(288,477)	(151,734)

Cash flows from financing activities
Purchase of treasury shares		(5,465)		(11,362)
Dividends paid to the Company's stockholders				(72,017)
Short and long-term borrowings
Issuance	63,572	71,470	63,572	97,928
Repayment	(20,560)	(205,277)	(146,072)	(584,101)
Repayment of finance leases	(117,765)	(140,900)	(401,164)	(223,529)
Debentures
Issuances	594,595		594,595
Repayments				(4,791)

Net cash increase (used in) from financing activities	519,842	(280,172)	110,931	(797,872)

Net increase (decrease) in cash and cash equivalents	(46,171)	100,678	(224,821)	(199,955)

Cash and cash equivalents at beginning of period	493,135	165,905	671,785	466,538

Cash and cash equivalents at end of period	446,964	266,583	446,964	266,583

Supplementary information on cash flows
Non cash investing and financing activities – acquisition of aircrafts under
finance lease		264,557	181,201	458,659

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Notes to the condensed consolidated interim financial information
Three and nine month periods ended September 30, 2009 and 2008 (unaudited) and
December 31, 2008
In thousands of reais, unless indicated otherwise

1 Operations

TAM S.A. ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and 94.98% of Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM S.A. is incorporated and domiciled in Brazil.

On July 15, 2005, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange - BOVESPA. On March 10, 2006 the Company made an additional Public Offering - this time on the BOVESPA and the New York Stock Exchange – NYSE (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. ("TAM Capital") and TAM Financial Services 1 Limited ("TAM Financial 1").In October 2007 TAM Financial Services 2 Limited ("TAM Financial 2") was constituted. These subsidiaries are headquartered in the Cayman Islands. Their main activities involve aircraft acquisition and financing and issuance of debit. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. ("TP Participações"), which on July 20, 2009, changed its name to TP Franchising Ltda. and modified its corporate purpose to the development of franchises. This company did not record any transaction since October 23, 2004, when it was established.

TAM controls 99.99% of Fidelidade Viagens e Turismo Ltda. ("Fidelidade"), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

This consolidated interim financial information were approved by the Board of Directors on November 11, 2009.

As disclosed in Note 19, in October 12, 2009 the Company issued Bonds in the amount of US$ 300 million for reinforcement of ours working capital and compliance of its obligations of short term.

2 Basis of preparation

This condensed consolidated interim financial information for the three and nine months ended September 30, 2009 has been prepared in accordance with IAS 34, ‘Interim financial reporting’.

The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

3 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

In interim periods management assess whether the carrying amount of flight equipment at each interim reporting date materially differs from the amount which would be determined using fair value. When it is concluded that the carrying amount may be materially different, management estimates fair value on interim periods, as opposed to using independent appraiser’s reports. During the periods presented the most significant change in fair value as compared to the prior year-end has resulted from the changes in the exchange rate between the United States dollar (the currency in which flight equipment is commonly traded) and the Brazilian real.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009.

• IFRIC 13 - “Customer loyalty programmes”. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is relevant to the group’s operations but TAM previously deferred revenue in a manner consistent with IFRIC 13, and as a result its adoption did not have any significant impact.

• IAS 1 (revised) – “Presentation of financial statements”. IAS 1 (revised) – “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income).TAM has elected to present two statements.

• IFRS 2 (amendment) – “Share-based payment”, provides guideline regarding non-vesting conditions and cancelations. The standard did not have any significant impact.

• Amendment to IFRS 7 – “Financial instruments – Disclosures”. The amendment increases the level of required disclosure in respect of liquidity and valuation of financial instruments. The Amendment is applicable for annual financial statements and the Company is assessing the additional disclosures required.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the group:

• IAS 23 (amendment) – “Borrowing costs”. TAM capitalized borrowing costs under the previous version of IAS 23, and so there is no significant impact.

• IAS 20 (amendment) – “Accounting for government grants and disclosure of government assistance”. The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39 – “Financial instruments: Recognition and measurement” and the proceeds received with the benefit accounted for in accordance with IAS 20.

• IAS 36 (amendment) – “Impairment of assets”. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculations should be made.

• IFRS 8 – “Operating segments”. IFRS 8 replaces IAS 14 – “Segment reporting”. It requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. TAM already presented segment information under IFRS 8, and so there is no significant impact.

• IAS 32 (amendment) – Financial instruments: “Presentation”.

• IFRIC 15 – “Agreements for the construction of real estate”.

• IFRIC 16 – “Hedges of a net investment in a foreign operation”.

• IAS 39 (amendment) – “Financial instruments: Recognition and measurement”.

The following new standards have been issued but are not effective for the financial year beginning January 1, 2009 and have not been early adopted:

• IFRS 3 (revised) – “Business combinations” and consequential amendments to IAS 27 - “Consolidated and separate financial statements”, IAS 28 – “Investments in associates” and IAS 31 - “Interests in joint ventures”, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Management is assessing the impact of the new requirements regarding acquisition accounting, consolidation and associates on the group. The group does not currently have any joint ventures.

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the minority interest in the acquiree either at fair value or at the minority interest’s proportionate share of the acquirer’s net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3 (revised) to all business combinations from July 1, 2009.

• IFRIC 17 – “Distributions of non-cash assets to owners”, effective for annual periods beginning on or after July 1, 2009. This is not currently applicable to the group, as it has not made any non-cash distributions.

• IFRIC 18 – “Transfers of assets from customers”, effective for transfers of assets received on or after July 1, 2009. This is not currently relevant to the group, as it has not received any assets from customers.

4 Property, plant and equipment

				Machinery and	Construction in
	Flight equipment	Land and buildings	IT equipment	equipment	progress	Other	Total

At December 31, 2008
Cost	10,783,254	262,535	140,061	110,489	36,206	151,484	11,484,029
Accumulated depreciation	(1,927,168)	(34,383)	(81,379)	(46,492)		(68,436)	(2,157,858)

Net book amount at December 31, 2008	8,856,086	228,152	58,682	63,997	36,206	83,048	9,326,171

Additions	434,250	2,153	9,644	22,203	5,760	30,721	504,731
Disposals/write-offs	(5,750)	(4,479)	(452)	(886)		(316)	(11,883)
Revaluation through equity	(1,141,212)						(1,141,212)
Revaluation through statement of income	(484,514)						(484,514)
Depreciation	(437,195)	(4,209)	(15,792)	(8,290)		(11,126)	(476,612)

Balance at September 30, 2009	(1,634,421)	(6,535)	(6,600)	13,027	5,760	19,279	(1,609,490)

Cost	9,586,028	260,209	149,253	131,806	41,966	181,889	10,351,151
Accumulated depreciation	(2,364,363)	(38,592)	(97,171)	(54,782)		(79,562)	(2,634,470)

Net book amount at September 30, 2009	7,221,665	221,617	52,082	77,024	41,966	102,327	7,716,681

"Flight equipment" includes aircraft, engines and spare parts. At September 30, 2009, includes 66 aircrafts under finance leases.

Flight equipment is recorded at revalued amounts. If the flight equipment had been recorded at historical cost, the carrying value at September 30, 2009 would have been R$ 7,221,776 (December 31, 2008 R$ 7,092,539). The revaluation resulted in a recognition of a decrease in the carrying amount against reserves in the nine months ended September 30, 2009 of R$ 1,141,212 (year ended December 31, 2008 an increase of R$ 1,421,930) by flight equipments. During the three and nine months period ended September, 30 2009, the revaluations resulted in an expense of R$ 183,279 and R$ 484,514; respectively for aircraft whose revalued amount was lower than their cost (three and nine months period ended September 30, 2008 – gains of R$ 297,912 and R$ 177,199 for aircrafts where a revaluation decrease had previously been recognized in the income statement).

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center. “Other” is mainly composed of furniture and vehicles.

The properties and improvements of TAM's subsidiary TLA have been mortgaged as guarantee for loans in the total amount of R$ 110,499 (December 31, 2008 - R$ 110,499).

Other than aircrafts, no significant amounts of PPE are located outside Brazil. Aircrafts are based in Brazil but fly both domestically and internationally.

5 Trade and other receivables

Trade and other receivables are composed of:

	September 30, 2009	December 31, 2008

Trade accounts receivable	1,138,120	1,157,239
Aircraft insurance	11,146	58,694
Prepaid expenses	108,342	90,587
Other current receivables	116,556	97,944

	1,374,164	1,404,464

Financial assets included above are classified as receivables measured at amortized cost. Their carrying value approximates to their fair value due to their nature and short term maturity.

(a) Trade receivables

			September 30,	December 31,
			2009	2008

	Domestic	International (*)	Total	Total

Credit cards	699,134	36,103	735,237	701,013
Travel agents	209,179	47,164	256,343	273,939
Others (**)	145,078	83,186	228,264	256,963

Sub total	1,053,391	166,453	1,219,844	1,231,915
Provision for impairment of trade receivables	(61,510)	(20,214)	(81,724)	(74,676)

	991,881	146,239	1,138,120	1,157,239

(*) As of September 30, 2009 includes R$ 26,715 denominated in US Dollars, R$ 29,005 denominated in Euros, R$ 2,918 denominated in Sterling Pounds, and the remaining balance is composed of various currencies.
(**) Mainly receivables from customers with current accounts and from partners of the loyalty program.

(b) Trade receivables by due date

	September 30, 2009	December 31, 2008

Not yet due	1,096,284	1,119,068
Over due
Up to 60 days	21,159	20,651
From 61 to 90 days	3,329	3,796
From 91 to 180 days	6,783	2,482
From 181 to 360 days	13,734	27,572
More than 360 days	78,555	58,346

	1,219,844	1,231,915

(c) Provision for impairment of trade receivables

Movements on the provision for impairment of trade receivables are as follows:

	September 30, 2009	December 31, 2008

Balance at the beginning of the year/period	74,676	50,240

Additions (recorded as selling expenses)	7,645	25,047
Recoveries	(597)	(611)

Balance in the end of the year/period	81,724	74,676

The establishment and release of provisions for impaired receivables have been included in "selling expenses" in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash. None of the items for which an impairment provision has been recognized is individually significant.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

6 Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The Company has a risk management program which allows its Treasury Department to enter into derivative financial instruments in order to reduce the volatility of its expected cash flows.

These derivatives are used in line with TAM's policies, considering liquidity, impact on TAM's results and cost/benefit analysis of each position taken. Control over the use of derivatives includes ensuring that the derivatives contracted are in line with market rates. This is verified by an independent party. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a) Market risks

TAM is exposed to market risks from our normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and expenses. Market risk is the possible loss derived from variations in market prices. TAM has entered into derivative contracts and other financial instruments with the purpose of mitigating the risks arising from variations in these factors. TAM has also implemented policies and procedures in order to evaluate such risks and approve and monitor its derivative transactions.

(i) Risks relating to variations in the price of jet fuel

(i.1) General policy

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented respectively 30.2% and 27.9% of operating costs for the three and nine months period ended September 30, 2009 (40.8% and 40.4% - September 30, 2008 respectively).

The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. TAM’s policy is to enter into derivative transactions covering a period of up to two years, allowing to hedge up to 80% of forecast fuel consumption for the next year decreasing to a maximum of 30% of forecasted consumption for the second year. Swaps, options, forwards or a combination of these, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

(i.2) Characteristics of the derivatives instruments used

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program.

All of the crude oil derivatives that TAM entered into are "over the counter", and none requires margin calls. Due to the rescheduling of its hedging derivatives maturities, which took place in the first quarter of 2009, TAM has agreed to deposit a portion of its fair value as collateral to some of those restructured operations. Financial instruments posted as collateral are included in the statement of financial position under “Non-current assets – Other financial assets” and its carrying amount is R$ 207,791 at September 30, 2009 (December 31, 2008 – none)

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset; similarly decreases in kerosene prices will have a net benefit to TAM, despite the negative cash flows from settling its derivative contracts.

(i.3) Restructuring of derivatives during the nine months period ended September 30, 2009

In January 2009, the Company, along with its key counterparties, started a restructuring of its hedge transactions whose total market value was R$ 1,128,985 at December 31, 2008. The restructuring basically spread the maturity dates over a longer period, extending the life of the derivatives but, generally, maintaining all other terms (mainly residual value and strike price). With this action, the Company aimed at two main goals: first, to postpone cash payments, which were concentrated in the first half of 2009; second, to settle most of the transactions in a period when prices are expected to be less volatile and which, according to Company estimates, should also coincide with price levels closer to the hedging book’s prices.

The coverage profile, which was concentrated in the first half of 2009, is now more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the next 12 months following September 30, 2009, the coverage accounts for 23% of the anticipated consumption. The average strike for transactions in the same period is now US$ 114 per barrel. Approximately 78% of the derivatives in notional volume in WTI barrels, as of the end of the third quarter, had been renegotiated, representing a reduction of around US$ 117 million of expected disbursements through the period ended in September 30, 2009.

Derivative financial instruments used as hedge of changes in jet fuel prices have been accounted for at fair value with unrealized gains and losses recognized in income. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value. Consequently, the impact of the restructuring of the derivatives has been recognized in income.

(i.4) Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next twelve months after each date and the average strike price for the transactions outstanding as of each of those dates:

	September 30,	December 31,
	2009	2008

% of coverage as of each date for the anticipated consumption for the next 12 months	23%	47%
Average strike price for derivatives outstanding as of each date – in US$/bbl	US$ 114/bbl	US$ 104/bbl
Market price of WTI as of each date in US$/bbl	US$ 70.6/bbl	US$ 44.6/bbl

At the time the majority of the WTI derivatives were entered into, the expected price of WTI was between US$ 120-150 per barrel.

The following tables present both the notional amount and fair value of outstanding derivatives as of each date broken-down by maturity:

	Calendar year 2009	Calendar year 2010	Calendar year 2011	Total

At December 31, 2008
Notional amount –
Thousand of barrels	7,200	800		8,000
Fair value – R$	(1,021,928)	(107,057)		(1,128,985)

At September 30, 2009
Notional amount –
Thousand of barrels	830	3,429	145	4,404
Fair value – R$	(58,177)	(270,403)	(8,165)	(336,745)

TAM only contracts derivatives with counterparties which have an investment grade rating issued by S&P, Moody's or Fitch. The distribution of the fair values as of September 30, 2009 of the counterparties by credit rating is:

Fair value of
derivatives

AAA*	(145,748)
AA+, AA or AA-*	(133,248)
A+, A or A-*	(57,749)

(336,745)

* The ratings can be express in the global scale or in national currency.

A hypothetical 10% increase/decrease in the price of WTI would lead to a increase/decrease of approximately US$ 29 million (equivalent to R$ 51,565 million at the September 30, 2009 rate) in the fair value of the WTI derivatives. This increase/decrease would directly influence our financial results; in terms of cash flow, however, these changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.

(ii) Exchange rate risk

A significant part of the company’s costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, TAM may enter into derivative contracts to protect itself against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At September 30, 2009 and December 31, 2008 TAM had no outstanding currency derivative contracts.

At September 30, 2009, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, finance results for the year to date would have been R$ 492 million lower/higher approximately, mainly as a result of foreign exchange gains/losses on translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on translation of U.S. dollar-denominated borrowings and finance leases.

(iii) Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI).

A hypothetical 100 basis point increase in USD LIBOR interest rates at September 30, 2009 would increase its aircraft rental and interest expense by approximately US$ 33 million (equivalent to R$ 58,677 million at the September 30, 2009 rate).

These amounts are determined by considering the impact of the hypothetical interest rates on TAM’s variable-rate leasing contracts at September 30, 2009.

(b) Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations. Management does not currently expect any losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. In the case of derivatives contracted in Brazil, a local rating of at least brA- is required. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, apart from the net settled derivatives, for which the fair value is disclosed.

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial
liabilities
At September 30, 2009
Finance lease obligations	714,611	1,241,390	1,285,288	2,428,028	5,669,317	(955,363)	4,713,954
Borrowings	304,471	133,076	2,753	8,606	448,906	(17,911)	430,995
Debentures	318,510	816,598	192,515		1,327,623	(226,860)	1,100,763
Senior notes	56,279	78,681	78,681	651,451	865,092	(314,724)	550,368
Trade and other payables	833,018				833,018		833,018

At December 31, 2008
Finance lease obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Trade and other payables	967,553				967,553		967,553

Derivative financial liabilities -
WTI

At September 30, 2009	57,514	279,231			336,745		336,745
At December 31, 2008	1,021,928	107,057			1,128,985		1,128,985

6.1 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by TAM is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. TAM uses a variety of methods that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to TAM for similar financial instruments.

7 Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

		Fair Value		Carrying value

	September 30,	December 31,	September 30,	December 31,
	2009	2008	2009	2008

Non-current
Finance lease obligations	4,152,389	5,768,040	4,152,389	5,768,040
Senior notes	492,765	328,335	533,430	701,100
Borrowings	145,351	221,034	138,030	209,733
Debentures	901,590	483,517	881,774	500,000

	5,692,095	6,800,926	5,705,623	7,178,873

Current
Finance lease obligations	561,565	680,440	561,565	680,440
Senior notes	15,647	4,372	16,938	9,336
Borrowings	308,503	202,172	292,965	191,835
Debentures	223,910	27,601	218,989	28,542

	1,109,625	914,585	1,090,457	910,153

7.1 Finance lease obligations

	Monthly payments		December 31,
	expiring in	September 30, 2009	2008

Local currency
IT equipment	2012	37,799	27,551

Foreign currency
Aircraft	2020	4,502,837	6,176,550
Engines	2017	170,012	244,379
Equipments and machinery	2014	3,306

		4,713,954	6,448,480

Analyzed
Non-current		4,152,389	5,768,040
Current		561,565	680,440

The finance lease obligations are denominated in US dollars. TAM has provided letters of guarantee and deposits in guarantee in respect of the finance leases. At September 30, 2009 TAM has 66 aircraft under finance leases (December 31, 2008- 64 aircraft). See Note 4.

The minimum payments under finance leases are classified:

	September 30, 2009	December 31, 2008

No later than one year	714,611	961,373
Later than one year and no later than five years	2,526,677	3,516,486
Later than five years	2,428,029	3,751,912
Effect of discounting	(955,363)	(1,781,291)

	4,713,954	6,448,480

7.2 Senior Notes

On April 25, 2007, TAM Capital concluded an offer of senior bonds in the total amount of US$ 300 million (equivalent to R$ 710,4 million at the exchange rate of the date of the transaction) with interest of 7.375% per annum, payable semiannually and with principal payable in full in 2017, by means of a transaction abroad exempt from filing with the Brazilian CVM. The Company opted to register the securities with the United States Securities and Exchange Commission – (“SEC”) on October 30, 2007.

7.3 Borrowings

		Interest rate (effective rate for nine
		month periods ended in September 30,
		2009 and for year ended December 31,	Payment terms and
	Guarantees	2008)	year of last payment	September 30, 2009	December 31, 2008

Local currency
	Mortgage of assets and	TJLP + 4.5% p.a (10.5% p.a. and
FINEM - sub credit A	accounts receivable	10.8% p.a.)	Monthly until 2011	32,384	43,554
	Mortgage of assets and	Basket of currencies BNDES + 3.0% p.a
FINEM - sub credit B	accounts receivable	(10.6% p.a and 10.5% p.a.)	Monthly until 2012	4,639	7,984
Other				7,254	9,261

Total local currency				44,277	60,799

Foreign currency
	Promissory note	LIBOR + exchange + 1.0% p.a. to 6.7% p.a.
FINIMP	US$ 99,721 thousand	(6.2% p.a. and 5.3%p.a)	Annual until 2010	258,609	167,289
	Deposits in guarantee	6 months LIBOR + 3.0% p.a.
International Finance Corporation - "IFC"	US$ 2,500 thousand	(6.6% p.a. and 6.6% p.a.)	Half-yearly until 2012	22,946	52,393
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	10,250	14,013
		Monthly LIBOR + 0.6% p.a.
Financing - Pre-delivery payment	No guarantee	(1.1% p.a and 4.8% p.a.)	Monthly until 2011	92,243	107,074
Other		8.8%p.a.		2,670

Total foreign currency				386,718	340,769

Total				430,995	401,568

Analyzed
Non-current				138,030	209,733
Current				292,965	191,835

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

Non-current maturities are as follows:

Calendar	September 30, 2009	December 31, 2008

2010	32,002	60,573
2011	92,258	132,559
2012	5,403	5,531
2013	874	1,221
2014	743	946
After 2014	6,750	8,903

	138,030	209,733

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117,1 million (equivalent to R$ 207,3 million at the exchange rate of the date of the transaction) of pre-delivery payments for 30 Airbus aircraft with firm purchase orders and delivery scheduled between 2008 and 2010. At September 30, 2009, the balance of this loan was R$ 92,243 (December 31, 2008 – R$ 106,718).

In 2005, TAM signed a loan agreement under the FINIMP program, obtaining funds mostly from Unibanco and Banco do Brasil to finance imports of aircraft engines and parts up to a sum of US$ 8,805 thousand (equivalent to R$ 21,435 at the exchange rate of the date of the transaction), with maturities until December 2008, except for a renegotiated portion with Banco do Brasil for US$ 4,719 thousand (equivalent to R$ 11,299 at the exchange rate of the date of the transaction), maturing in November 2009. In 2006, the Company raised US$ 37,885 thousand (equivalent to R$ 82,412 at the exchange rate of the date of the transaction) from Unibanco, maturing in July 2009. In 2008, for the same purpose, US$ 84,996 thousand (equivalent to R$ 155,862 at the exchange rate of the date of the transaction) was obtained from Unibanco, HSBC, Itaú, Santander and Banco do Brasil maturing in September 2010. At September 30, 2009 the balance of this type of financing amounts to R$ 258,609 (December 31, 2008 – R$ 167,289).

At September 30, 2009, the Company is not subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on the issue of financial debt, and priority in the repayment of loans.

7.4 Debentures

Date of issuance	Series	Quantity	Nominal value - R$	September 30, 2009	December 31, 2008

TAM
August 1, 2006	Only	50,000	10,000	507,080	528,542

TLA
July 24, 2009	Only	600	1,000,000	593,683

				1,100,763	528,542

Analyzed
Non-current				881,774	500,000
Current				218,989	28,542

TAM

On July 7, 2006 the Board of Directors approved the issue of nominative, nonconvertible debentures with no security guarantee or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP - the custodian and liquidation chamber. The effective interest rate was 11.70% as at September 30, 2009 (December 31, 2008 – 14.29%) .

The Company will be subject as from August 1, 2010 to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment, when the debentures will start to be amortized.

TLA

On July 16, 2009 the Board of Directors approved the issue of nominative, nonconvertible debentures with no security guarantee or preference but with a guarantee provided by TAM S.A.

The debentures have a face value of R$ 1,000 and a term of four years, with repayment in 13 quarterly installments as from July 24, 2010.

Interest is payable monthly at a rate equivalent to 126.50% of the CDI (tax in the day of contract 11.41%) as calculated and published by CETIP - the custodian and liquidation chamber. The effective interest rate was 14.17% as at September 30, 2009. The resources gotten with the debentures will be destined our strategy of reinforcement of our working capital and increase of liquidity.

8 Provisions

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable, based on advice provided by the Company’s internal and external legal counsel. As at September 30, 2009, the value of provisions and corresponding judicial deposits recognized were as follows:

								Total
			Airline	Labor				provision net
	COFINS	Additional	staff fund	contingen	Other	Total	Judicial	of judicial
	and PIS (i)	tariff (ii)	(iii)	cies (iv)	provisions	provision	deposits	deposits

At December 31,
2008	392,150	420,338	100,421	24,181	95,638	1,032,728	(84,928)	947,800

Additional
provisions		39,376	19,060	4,304	20,095	82,835		82,835
Payments made				(10,903)	(10,476)	(21,379)		(21,379)
Inflation
adjustments	16,801	29,420	8,262	1,566	1,200	57,249		57,249
Judicial deposits							(5,961)	(5,961)

At September 30,
2009	408,951	489,134	127,743	19,148	106,457	1,151,433	(90,889)	1,060,544

(i) Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of the COFINS tax, introduced under Law 9,718/98.
Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company was successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560. At September 30, 2009, five lawsuits had not yet to been finally judged.

(ii) Corresponds to the collection of 1% of the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) Corresponds to the provision based on management estimates as to losses that are expected to be incurred as a result of the various labor claims filed by current or former employees.

Due to the nature of these disputes, the timing of the utilization of the provisions, and any associated cash outflows, is uncertain.

9 Revenue

TAM had no major customers which represented more than 10% of revenues in 2009 or 2008. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

(a) By type of service rendered

	Quarter ended		Nine months ended		Variation (%)

						Nine
	September	September	September	September	Quarter	months
	30, 2009	30, 2008	30, 2009	30, 2008	ended	ended

Domestic
Scheduled - Passenger	1,276,639	1,623,836	3,925,324	4,403,573	(21.4)	(10.9)
Charter - Passenger	30,386	46,325	110,506	117,492	(34.4)	(5.9)
Cargo	113,693	125,504	321,626	337,266	(9.4)	(4.6)

	1,420,718	1,795,665	4,357,456	4,858,331	(20.9)	(10.3)

International
Scheduled - Passenger	660,414	799,396	2,036,361	2,012,066	(17.4)	1.2
Charter - Passenger	3,075	13,675	7,882	16,895	(77.5)	(53.4)
Cargo	124,364	134,900	339,714	393,358	(7.8)	(13.6)

	787,853	947,971	2,383,957	2,422,319	(16.9)	(1.6)

Other
TAM Loyalty Program	116,196	122,189	425,292	272,549	(4.9)	56.0
Travel and tourism agencies	12,138	18,687	46,764	41,721	(35.0)	12.1
Others (includes expired tickets)	133,240	98,681	331,177	309,151	35.0	7.1

	261,574	239,557	803,233	623,421	9.2	28.8

Total gross	2,470,145	2,983,193	7,544,646	7,904,071	(17.2)	(4.5)

Sales taxes and other deductions	(88,956)	(107,785)	(276,096)	(291,269)	(17.5)	(5.2)

Revenue	2,381,189	2,875,408	7,268,550	7,612,802	(17.2)	(4.5)

(b) By geographic location of the Company’s destinations

	Quarter ended		Nine months ended		Variation (%)

						Nine
	September	September	September	September	Quarter	months
	30, 2009	30, 2008	30, 2009	30, 2008	ended	ended

Brazil	1,682,294	2,035,222	5,160,691	5,481,752	(17.3)	(5.9)
Europe	376,075	459,301	1,124,957	1,148,803	(18.1)	(2.1)
North America	206,295	252,377	617,092	672,593	(18.3)	(8.3)
South America (excluding Brazil)	205,481	236,293	641,906	600,923	(13.0)	6.8

Total gross	2,470,145	2,983,193	7,544,646	7,904,071	(17.2)	(4.5)

Sales taxes and other deductions	(88,956)	(107,785)	(276,096)	(291,269)

Revenue	2,381,189	2,875,408	7,268,550	7,612,802

(c) Seasonality

The following table presents our net revenue in the first quarter, second and third quarter of 2009 and 2008 as a percentage of annual net revenue for the year ended December 31, 2008.

	% of annual net revenue for the year ended December 31, 2008

	2009	2008

First Quarter	24.9	21.3
Second Quarter	21.6	23.7
Third Quarter	22.6	27.4

10 Operating expenses by nature

(a) Quarter ended September 30

	2009						2008

				Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	398,653	46,595	37,749	2,540	485,537	20.9	448,339	16.6
Fuel	701,302				701,302	30.2	1,103,613	40.8
Depreciation and amortization	138,400	423	19,239		158,062	6.8	133,080	4.9
Maintenance and repairs (except personnel)	139,483				139,483	6.0	110,900	4.1
Aircraft insurance	15,893				15,893	0.7	11,714	0.4
Take-off, landing and navigation aid charges	142,752				142,752	6.2	101,684	3.8
Operational lease of aircraft, engine and equipment	124,052	2,436	2,765		129,253	5.6	113,553	4.2
Third party services	40,661	62,873	72,049		175,583	7.6	186,687	6.9
Selling and marketing		197,997			197,997	8.5	258,514	9.6
Other	101,606	20,353	52,735		174,694	7.5	236,323	8.7

	1,802,802	330,677	184,537	2,540	2,320,556	100.0	2,704,407	100.0

(b) Nine months ended September 30

	2009						2008

				Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	1,241,331	144,228	111,844	15,656	1,513,059	20.9	1,268,340	17.5
Fuel	2,016,318				2,016,318	27.9	2,936,994	40.4
Depreciation and amortization	447,408	1,011	58,434		506,853	7.0	313,071	4.3
Maintenance and repairs (except personnel)	538,402				538,402	7.5	308,138	4.2
Aircraft insurance	47,702				47,702	0.7	35,915	0.5
Take-off, landing and navigation aid charges	444,504				444,504	6.2	346,464	4.8
Operational lease of aircraft, engine and equipment	419,232	6,964	12,150		438,346	6.1	340,117	4.7
Third party services	130,833	190,428	243,794		565,055	7.8	497,799	6.8
Selling and marketing		602,940			602,940	8.3	727,286	10.0
Other	258,663	149,511	143,705		551,879	7.6	493,887	6.8

	5,544,393	1,095,081	569,928	15,656	7,225,058	100.0	7,268,011	100.0

11 Net finance results

	Quarter ended		Nine months period ended

	September 30,	September 30,	September 30,
	2009	2008	2009	September 30, 2008

Finance income
Interest income from financial investments	17,502	60,805	57,480	161,918
Exchange gains	645,198	108,396	2,082,884	764,794
Other	7,840	4,893	22,101	12,160

	670,540	174,094	2,162,465	938,872

Finance expenses
Exchange losses	(152,850)	(932,830)	(471,308)	(1,219,363)
Interest expense	(102,656)	(102,448)	(319,640)	(256,593)
Other	(15,767)	(9,700)	(28,473)	(26,637)

	(271,273)	(1,044,978)	(819,421)	(1,502,593)

Net finance result	399,267	(870,884)	1,343,044	(563,721)

12 Income Tax

(a) Reconciliation of income tax and social contribution benefit (expense)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the enacted tax rate in Brazil as follows:

	Quarter ended		Nine months period ended

	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Profit (loss)before tax	279,559	(689,078)	1,153,749	(247,580)
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Income tax and social contribution at statutory rate	(95,050)	234,287	(392,275)	84,177

Non-deductible expenses	(5,554)	(6,192)	(17,501)	(15,252)
Others additions and exclusions	18,940	6,483	(4,005)	(284)
Non taxable/deductible exchange variation on foreign subsidiaries	15,480	(10,875)	31,311	(16,562)

	(66,184)	223,703	(382,470)	52,079

Deferred income tax and social contribution
Current tax	(575)	3,471	(3,790)	(59,226)
Deferred tax	(65,609)	220,232	(378,680)	111,305

	(66,184)	223,703	(382,470)	52,079

The applicable tax rate was 34% (2008 - 34%).

The tax years 2004 to 2008 are subject to examination by the Brazilian tax authorities.

(b) Breakdown of deferred income tax and social contribution assets

		Charged/(credited) to the
	December 31,	income statement /other	September 30,
Deferred tax assets	2008	comprehensive income	2009

Provision for contingencies	187,507	26,830	214,337
Loyalty Program	140,857	28,307	169,164
Provision for derivatives losses	383,855	(281,154)	102,701

Tax loss carry forwards	10,692	96,194	106,886
Effect on income of revaluations of aircrafts (gain or loss on revaluation and depreciation of revaluation)	22,513	191,682	214,195
Others	166,445	19,685	186,130

Total	911,869	81,544	993,413

Deferred tax liabilities

Finance leases	(10,797)	(454,945)	(465,742)
Revaluation reserve	(641,088)	388,440	(252,648)

Total	(651,885)	(66,505)	(718,390)

Total Net	259,984	15,039	275,023

13 Earnings per Share

Considering that common and preferred shares have equal rights in respect of dividends, a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares (common and preferred) in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

		Quarter ended	Nine months period ended

	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Profit/(loss) attributable to equity holders of the Company	213,174	(465,449)	769,828	(195,326)

Weighted average number of ordinary shares in issue	150,585	150,585	150,585	150,585
Treasury shares	(402)	(255)	(402)	(153)

Weighted average number of ordinary shares outstanding	150,183	150,330	150,183	150,432

Basic earnings per share/(losses) (reais per share)	1.42	(3.10)	5.13	(1.30)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has only one category of dilutive potential ordinary shares: share options.

	Quarter ended		Nine months period ended

	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Profit/(loss) attributable to equity holders of the Company	213,174	(465,449)	769,828	(195,326)

Weighted average number of ordinary shares outstanding	150,183	150,330	150,183	150,432
Adjustments for share options	117		117

Weighted average number of ordinary shares for diluted earnings per
share calculation	150,300	150,330	150,300	150,432

Diluted earnings/(losses) per share (reais per share)	1.42	(3.10)	5.12	(1.30)

14 Cash Generated from Operations

	Quarter ended		Nine months period ended

	September 30,	September	September 30,	September
	2009	30, 2008	2009	30, 2008

Profit / (loss) for the period	213,375	(465,375)	771,279	(195,501)

Adjustments for:
Income tax and social contribution	66,184	(223,703)	382,470	(52,079)
Depreciation and amortization	158,062	133,080	506,853	313,071
Revaluation through statement of income	183,279	(297,912)	484,514	(177,199)
Profit (loss) on disposal of property, plant and equipment (see
below)	3,091	686	(20,167)	18,020
Unrealized (gains)/losses on derivative financial instruments	(92,986)	286,075	(792,240)	271,988
Foreign exchange losses/(gains)	(426,684)	985,934	(1,407,409)	692,673
Provision (reversal of) for contingencies	26,685	(3,697)	82,835	62,140
Deferred income	37,917	17,051	88,062	58,149
Others provisions	149,939	4,524	151,968	8,130

Changes in working capital (excluding the effects of exchange differences on consolidation)

Financial assets	(463,455)	4,397	332,343	301,637
Inventories	(5,413)	(22,809)	(45,627)	(43,205)
Assets held for sale	2,861	4,302	25,323	8,604
Provision for contingencies and tax obligations under judicial
dispute	(12,876)	23,268	(27,339)	(12,636)
Trade and other receivables	(35,209)	(5,526)	41,864	(167,416)
Trade and other payables	(21,337)	(14,479)	(134,535)	26,204
Other assets	(8,836)	(77,732)	(17,421)	(142,859)
Other liabilities	(143,709)	32,620	(120,914)	45,727

Cash generated from (used in) operations	(369,112)	380,704	301,859	1,015,448

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	Quarter ended		Nine months period ended

	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Net book amount	4,554	1,664	11,883	24,204
Profit/(loss) on disposal of property, plant and equipment	(3,091)	(686)	20,167	(18,020)

Proceeds from disposal of property, plant and equipment	1,463	978	32,050	6,184

Non-cash transactions

The principal non-cash transactions are acquisitions of flight equipment under finance leases, which is discussed in Note 4.

15 Contingencies and commitments

(a) Operating lease commitments

TLA has obligations arising under 67 aircraft operating lease contracts (December 31, 2008 – 65 aircraft). These agreements have an average term of 126 months and are denominated in U.S. dollars plus LIBOR. The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ R$ 124,052 and R$ 419,232 for the three and nine months period ended September 30, 2009 (September 30, 2008 – R$ 108,460 and R$ 326,315).

For most of the operations TAM has given letters of guarantee issued by TAM or deposits in guarantees.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by TAM were issued, totaling US$ 28,353 thousand at September 30, 2009 (December 31, 2008 – US$ 36,492 thousand).

Future aggregate minimum lease payments under these agreements are as follows:

	Monthly payments
	maturing in	September 30, 2009	December 31, 2008

Aircraft	2021	908,058	1,035,103
Engines	2014	23,629	25,995

		931,687	1,061,098

Operating lease obligations fall due as follows:

		September 30, 2009	December 31, 2008

No later than one year		217,618	231,401
Later than one year and no later than five years		604,928	714,961
Later than five years		109,141	114,736

		931,687	1,061,098

The amounts expressed in thousand of Reais included above are denominated and payable in U.S. dollars.

(b) Commitments for future aircraft leases

(i) Airbus

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and six A330) for delivery by 2012. The options under the contract from 2005 were transferred to the 2006 contract.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 and the anticipated delivery before the end of 2014.

(ii) Boeing

In 2006, the Company ordered four Boeing 777-300ER with options for four additional aircraft, which were exercised in 2007. Upon receipt of the four aircraft in 2008, the Company had six firm orders placed with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(c) Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of September 30, 2009, some 192 (December 31, 2008 – 160) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d) Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 8.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 923,840 as at September 30, 2009 (December 31, 2008 – R$ 787,920) for which no provision is required. Based on the opinion of advice from internal and Brazilian external legal counsel, the Company believes that the chances of success are possible but not probable.

(e) Contingent assets

(i) ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS (Tax on the Circulation of Merchandise and Services, or ICMS).

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On September 30, 2009, the provision maintained by the Company totaled R$ 4.430 (December 31, 2008 – R$ 6,187), recorded in “Taxes and tariffs payable”. On September 30, 2009, the installments due in more than one year totaled R$ 71 (December 31, 2008 – R$ 98), classified within “Other liabilities”.

Collection of certain ICMS payments made from May, 1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 (not reviewed) at historical amount. The amount claimed may be monetarily adjusted at the time that payment is awarded by the courts.

(ii) Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million, based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994.

Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in this condensed consolidated financial information and will only do so when the decision is made final.

(iii) Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On September 30, 2009, the amount under discussion totaled approximately R$ 744,175 (December 31, 2008 – R$ 641,393), not recognized in this financial information.

16 Related-party Transactions

The Company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.26% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

During the quarter and nine months period ended at September 30, 2009, TLA received from Táxi Aéreo Marília S.A. (“TAM Marília”), a company under common control, R$ 9 and R$ 41 (September 30, 2008 – R$ 34 and R$ 117), as reimbursement for the use of its infra structure, being mainly the importation areas and human resources. This amount was credited to “cost of services rendered”. TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Sao Paulo Congonhas airport, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic benefit obtained by the use of such a location in TLA cargo activities. The amount recognized in statement of income for the nine month period ended at September 30, 2009 amounted to R$ 1,162 (September 30, 2008 – R$ 1,162).

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 4,222 and R$ 12,442 for the quarter and nine month period ended at September 30, 2009 (September 30, 2008 – R$ 3,904 and R$ 11,512), recorded within “Administrative expenses”.

17 Supplemental information – reconciliation of consolidated shareholder’s equity and net income.

We present the reconciliation of consolidated shareholders' equity and net income in accordance with accounting practices adopted in Brazil (“BR GAAP”) and consolidated shareholder's equity and net income in accordance with IFRS.

The description of the differences of criteria between BR GAAP and IFRS are presented in Note 4 to the financial statements for the year ended December 31, 2008.

(a) Reconciliation of consolidated equity

	September 30, 2009	December 31, 2008

Consolidated Equity and minority interest under BRGAAP	1,734,464	541,592

Loyalty Program	(497,534)	(414,283)
Revaluation of flight equipment	(15,636)	1,732,470
Negative goodwill on TAM Mercosur	11,099	11,099
Deferred tax and social contribution on adjustments above	194,623	(452,547)

Total of adjustments	(307,448)	876,739

Consolidated equity under IFRS	1,427,016	1,418,331

(b) Reconciliation of net income for three and nine month period ended September 30, 2009 and 2008

	Nine months period ended

	September 30, 2009	September 30, 2008

Net Income under BRGAAP	1,200,095	(280,724)

Loyalty Program	(83,259)	(37,414)
Revaluation of flight equipment	(556,387)	168,518
Deferred tax on adjustments above	210,830	(45,881)

Total of adjustments	(428,816)	85,223

Net income under IFRS	771,279	(195,501)

18 Post balance sheet events

On October 12, 2009, was constituted TAM Capital 2 Inc, wholly-owned subsidiary TAM Linhas Aéreas S.A.

On October 13, 2009, the Board of Directors approved the granting of an irrevocable, irreversible and comprehensive guarantee of all liabilities of the TAM Capital 2 Inc.

On October 22, 2009, TAM Capital 2 Inc, concluded an offer of Senior bonds in the total amount of US$ 300 million (equivalent to R$ 519,120), sold at 98.43% of the principal amount with interest of 9.5% and find maturity in 2020, by means of a transaction abroad exempt from registration with the Brazilian CVM. The transaction was not registered under United States Securities Act of 1933, as amended (“Securities Act”). The resources gotten with the Bonds will be destined first for our strategy of reinforcement of our working capital, increase of liquidity and guarantees of the credit conditions.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.